UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT

PURSUANT TO REGULATION A

August 30, 2022 (June 23, 2022)

(Date of Report (Date of earliest event reported))

XY Labs, Inc.

(Exact name of issuer as specified in its charter)

Delaware	46-1078182
(State or other jurisdiction of incorporation or organization)	(I.R.S. employer identification number)

1405 30th St, Suite A,

San Diego, California 92154

(Full mailing address of principal executive offices)

+1 866-200-5685

(Issuer’s telephone number, including area code)

Class A Common Stock

(Title of each class of securities issued pursuant to Regulation A)

Item 9. Other Events

XY Labs, Inc. (the “Company”), received a subpoena dated June 23, 2022, from the staff of the U.S. Securities and Exchange Commission (“SEC”) in the Matter of Trading in Advance of Certain Coinbase Listing Announcements (the “Subpoena”). The Subpoena required the production of documents and information concerning, among other things, the Company’s structure and personnel, the “whitepaper” concerning the digital token created by the Company (“XYO”), the purchasers of XYO from the Company in 2018, and the listing or delisting of XYO on crypto asset exchanges. The Company has completed its response to the Subpoena.

On July 21, 2022, the SEC filed a complaint in federal district court in Seattle, Washington, alleging that a former Coinbase product manager and two other individuals engaged in an unlawful insider trading scheme involving the purchase of at least 25 different crypto assets, including XYO, in advance of announcements that the assets would be made available for trading on the Coinbase platform. The complaint alleges that that the digital assets traded by the defendants, including XYO, are securities. The Company is not a party to the SEC’s action, and the complaint does not allege that the Company or any of its personnel violated the federal securities laws.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

XY LABS, INC.

By:	/s/ Arie Trouw
Arie Trouw, Chief Executive Officer

Dated: August 30, 2022